7/18/2003



03051136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
181
SECTION

SEC FILE NUMBER
8-18173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRONIN & CO. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 NICOLLET MALL # 2520
(No. and Street)

MINNEAPOLIS	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANAE MARTINSON 612-436-3527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
(Name – *if individual, state last, first, middle name*)

920 2nd AVE S # 1500	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARLTON R CRONIN JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRONIN & CO INC, as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RANAE B MARTINSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONIN & CO., INC.

FINANCIAL STATEMENTS

For the Years Ended
April 30, 2003 and 2002

CRONIN & CO., INC.

INDEX TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2003 and 2002

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Perry P. Silverman CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Cronin & Co., Inc. as of April 30, 2003 and 2002, and the related statements of income, changes in stockholders' equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronin & Co., Inc. as of April 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

May 23, 2003, except for Note 10, which
is dated June 15, 2003

CRONIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

April 30, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 2,699,478	$ 437,777
Cash, segregated under federal regulations (Note 2)	50,000	23,361
Receivables:		
Brokers and dealers	-	46,878
Customers	320	50,759
Interest	33,935	63,666
Securities owned, at market value	2,002,699	4,534,927
Note receivable, officer/stockholder (Note 3)	300,000	315,000
Deferred income taxes (Note 9)	-	36,635
Property and equipment, net (Note 4)	178,225	56,803
Other assets	176,497	178,844
Total assets	$ 5,441,154	$ 5,744,650
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Note payable - bank (Note 5)	$ -	$ 300,000
Payables:		
Customers	11,780	-
Brokers and dealers	-	36,260
Trade	34,827	34,971
Profit sharing (Note 6)	125,000	66,417
Compensation and commissions	325,715	228,562
Income tax	162,859	78,000
Total liabilities	660,181	744,210
Commitments and contingencies (Note 6 and 7)	-	-
Stockholders' equity:		
Common stock, $1 par value; 26,710 shares authorized, 18,647 and 21,405 shares issued and outstanding, respectively	18,647	21,405
Additional paid-in capital	423,462	471,134
Retained earnings	4,338,864	4,507,901
Total stockholders' equity	4,780,973	5,000,440
Total liabilities and stockholders' equity	$ 5,441,154	$ 5,744,650

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF INCOME

For the Years Ended April 30, 2003 and 2002

	2003	2002
Revenues:		
Underwriting and trading profits	$ 3,848,810	$ 3,197,068
Net dealer inventory and investment gains	52,438	31,213
Interest	171,165	202,450
Total revenues	4,072,413	3,430,731
Expenses:		
Employee compensation and benefits	1,554,665	1,395,186
Commissions	1,061,732	796,045
Communications	31,662	22,433
Interest	8,773	6,494
Occupancy and equipment rental	286,483	293,555
Bank and clearing charges	126,599	101,972
Other operating expenses	364,831	261,824
Total expenses	3,434,745	2,877,509
Income before income taxes	637,668	553,222
Provision for income taxes (Note 9)	(200,646)	(170,076)
Net income	$ 437,022	$ 383,146

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended April 31, 2003 and 2002

	Common Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-In Capital	Earnings	Equity
Balance, April 30, 2001	$ 21,130	$ 21,130	$ 421,708	$ 4,124,755	$ 4,567,593
Issuance of common stock	275	275	49,426	-	49,701
Net income	-	-	-	383,146	383,146
Balance, April 30, 2002	21,405	21,405	471,134	4,507,901	5,000,440
Redemption and retirement of common stock	(4,000)	(4,000)	(324,381)	(606,059)	(934,440)
Issuance of common stock	1,242	1,242	276,709	-	277,951
Net income	-	-	-	437,022	437,022
Balance, April 30, 2003	$ 18,647	$ 18,647	$ 423,462	$ 4,338,864	$ 4,780,973

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF CASH FLOWS

For the Years Ended April 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 437,022	$ 383,146
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	43,562	22,809
Loss on disposal of equipment	2,867	1,340
Decrease (increase) in assets:		
Cash, restricted	(26,639)	162,514
Receivables	127,048	315,738
Securities owned, at market	2,532,228	(1,035,817)
Deferred income taxes	36,635	93,365
Other assets	2,347	173,156
Increase (decrease) in liabilities:		
Securities sold, but not yet purchased	-	(80,000)
Payables	215,971	(226,094)
Net cash provided by (used in) operating activities	3,371,041	(189,843)
Cash flows from investing activities:		
Purchase of equipment	(168,251)	(20,868)
Proceeds from the sale of fixed assets	400	-
Payment received on note receivable, officer/stockholder	15,000	5,000
Net cash used in investing activities	(152,851)	(15,868)
Cash flows from financing activities:		
Increase (decrease) in notes payable to bank	(300,000)	300,000
Proceeds from the issuance of common stock	277,951	49,701
Payments made to acquire treasury stock	(934,440)	-
Net cash provided by (used in) financing activities	(956,489)	349,701
Increase in cash	2,261,701	143,990
Cash and cash equivalents - beginning of year	437,777	293,787
Cash and cash equivalents - end of year	$ 2,699,478	$ 437,777
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 8,773	$ 6,911
Income taxes	$ 79,152	$ 40,254

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended April 30, 2003 and 2002

	2003	2002
Balance - beginning of period	$ -	$ -
Balance - end of period	$ -	$ -

See accompanying notes to financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

Cronin & Co., Inc. (the "Company") was incorporated in 1974, and is a dealer in municipal bonds and other fixed income securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company's corporate offices are located in Minneapolis, Minnesota.

Securities Transactions:

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities owned and securities sold but not yet purchased are stated at current market price, or if the securities are not readily marketable, they are valued at fair value as determined by the management. Unrealized gains and losses are reflected in income.

Property and Equipment:

Property and equipment is recorded at cost. Depreciation is calculated using an accelerated method and is expensed based on the estimated useful lives of the assets.

Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Other Assets:

Other assets consist principally of clearing, bid and office lease deposits.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the contract as past due. If circumstances change, the Company's estimates of the collectibility of amounts due could be changed by a material amount.

Note 1: Summary of Significant Accounting Policies (Continued)

Concentrations and Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, customer receivables, securities owned and the corresponding interest receivables.

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits (Note 7). The Company believes it has its cash deposits at a high quality financial institution and that no significant credit risk exists with respect to these deposits.

Cash Equivalents

Cash equivalents represents investments with a maturity at three-months or less at the time of purchase.

Customer Receivables

Customer receivables arise from the sale of municipal bonds and other fixed income securities held by the Company. The credit risk is minimized as all sales transactions are collateralized by the securities sold.

Securities Owned and Interest Receivables

The Company believes that the municipalities whose securities the Company owns are financially stable and that no significant credit risk exists with respect to these securities or to the interest receivable arising from the holding of the securities. The credit risk is further reduced by the diversification of securities held at year-end.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Cash - Segregated Under Federal Regulations

At April 30, 2003, $143,286 was required to be segregated for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission ("SEC"), however, at April 30, 2003, $50,000 of cash was segregated in a reserve bank account. Pursuant to rule 15c3-3(e) of the SEC, the Company is allowed two business days to fund the remaining reserve requirement. Subsequently, on May 1, 2003, an additional $125,000 of cash was transferred to the reserve bank account in compliance with rule 15c3-3(e).

Note 2: Cash - Segregated Under Federal Regulations (Continued)

At April 30, 2002, $23,361 was required to be segregated for the benefit of customers under rule 15c3-3 of the SEC. At April 30, 2002, $75,000 of cash was segregated in a reserve bank account.

Note 3: Note Receivable, Officer/Stockholder

At April 30, 2003 and 2002, the Company has a note receivable from an officer/stockholder aggregating $300,000 and $315,000, respectively. The note bears interest at 4.0%, is unsecured and due in April 2004. During the years ended April 30, 2003 and 2002, the Company recognized and received $16,116 and $16,190 of interest income, respectively, related to this note.

Note 4: Property and Equipment, Net

Property and equipment consisted of the following at April 30:

	2003	2002
Furniture and equipment	$ 374,536	$ 333,170
Less accumulated depreciation	196,311	276,367
Property and equipment, net	$ 178,225	$ 56,803

Property and equipment is being depreciated over estimated useful lives of three to seven years.

Depreciation expense was $43,562 and $22,809 for 2003 and 2002, respectively.

Note 5: Note Payable, Bank

The Company has available a discretionary line of credit principally to finance the Company's securities inventory and customers' unpaid securities. At April 30, 2003, the Company's maximum credit facility was $10,000,000; however, the bank's commitment, as well as the interest rate on outstanding balances, is subject to change on a day-to-day basis. Amounts borrowed under the line fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. At April 30, 2003, there were no outstanding borrowings under this agreement. The line of credit accrues interest at a variable rate (1.32% at April 30, 2003). The line of credit is due on demand and is collateralized by securities. The line of credit expires in November 2003.

At April 30, 2002, the Company had $300,000 of outstanding borrowings under a similar line of credit.

Note 6: Employee Benefit Plans

401(k) Salaried Savings and Profit Sharing Plan:

The Company's 401(k) salaried savings and profit sharing plan covers substantially all employees. The plan allows participants to make contributions of up to 15% of their compensation, not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the plan.

Note 6: Employee Benefit Plans (Continued)

401(k) Salaried Savings and Profit Sharing Plan (Continued):

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the Board of Directors. Participants vest immediately in their contributions and become fully vested in the Company's contributions over six-years of service. During 2003, the Company's 401(k) match and discretionary contributions totaled $30,102. Also, at April 30, 2003, the Company has accrued a $125,000 profit sharing contribution.

During 2002, the Company contributed $26,848 to a similar 401(k) plan and $66,417 to a similar profit sharing plan.

Employee Stock Purchase Program:

The Company had an employee stock purchase program available to all employees who have completed at least 1,000 hours of service prior to May 1. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation during a two-year period, defined as the "program period", to purchase the Company's common stock. The initial purchase price of the common stock was established at the beginning of each program period at 90% of the Company's net book value per common share. Participants in the program could discontinue payroll deductions at any time, and have previously deducted funds returned to them. During 2003 and 2002, participating employees purchased shares aggregating 655 and 275, respectively, for $133,930 and $50,240, respectively. As of April 30, 2003 and 2002, payroll deductions of $0 and $5,500, respectively, had been withheld and are included in compensation and commissions payable on the accompanying statement of financial condition. The Plan was terminated on April 30, 2003.

Subsequent to year-end, on May 1, 2003, the Company implemented a qualified employee stock purchase program available to all employees who have completed at least 2 years of service and who own less than five percent of the total combined voting power of the Company. Under the program, employees may elect to withhold up to 15% of their after-tax annual compensation during a one-year period, defined as the "offering period", to purchase the Company's common stock. Each offering period begins on May 1 and ends on the following April 30. The purchase price of the common stock is 90% of the lesser of the fair market value of the share at the beginning or ending of an offering period.

Participants in the program may discontinue payroll deductions at any time, and may elect to have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the fair market value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan.

Note 7: Commitments and Contingencies

Operating Leases:

The Company rents its Minneapolis corporate offices under a non-cancelable operating lease. Monthly rent includes a base rent of approximately $7,700 plus operating expenses. In addition, the Company leases quotation trading equipment on a month-to-month basis and also leases a copier under a non-cancelable operating lease.

Note 7: Commitments and Contingencies (Continued)

Operating Leases (Continued):

Future minimum lease payments under these leases are as follows as of April 30:

2004	$ 108,340
2005	108,340
2006	106,814
2007	41,327
2008	-
	$ 364,821

Rent expense was $286,483 and $293,555 for the years ended April 30, 2003 and 2002, respectively.

Purchase Commitments:

At April 30, 2003, the Company was obligated to purchase bonds when issued totaling approximately $1,507,000.

Financial Instruments:

At April 30, 2003, the Company had deposits in excess of federally insured amounts aggregating $2,939,625 at a financial institution.

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2003, the Company's net capital of $3,890,097 exceeded the minimum net capital required by $3,640,097. The Company's ratio of aggregate indebtedness to net capital at April 30, 2003 was 0.16 to 1 as compared to a maximum allowable ratio of 15 to 1.

Note 9: Income Taxes

The income tax provision consisted of the following for the years ended April 30:

	2003	2002
Current income taxes:		
Federal	$ 96,011	$ 21,711
State	68,000	55,000
	164,011	76,711
Deferred income tax:		
Federal	36,635	93,365
State	-	-
	36,635	93,365
Income tax expense	$ 200,646	$ 170,076

Note 9: Income Taxes (Continued)

The effective tax rate varies from the federal effective rate principally as a result of municipal bond interest being federally tax exempt and the effect of applicable state taxes.

Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences resulted primarily from federal alternative minimum tax credits available to the Company. The alternative minimum tax credits are expected to be fully utilized as of April 30, 2003.

Note 10: Subsequent Event

Subsequent to year end on June 11, 2003, the Company purchased and retired 4,520 shares of common stock from two officers/stockholders for an aggregate purchase price of $1,158,883.

On June 15, 2003, the Company issued 2,853 shares of stock in exchange for $731,481 of notes receivable that accrue interest at five percent are payable in monthly installments, and mature June 15, 2013.

SUPPLEMENTARY INFORMATION

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Perry P. Silverman CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Cronin & Co., Inc. as of and for the year ended April 30, 2003 and have issued our report thereon dated May 23, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

May 23, 2003

CRONIN & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2003

Net Capital	
Total stockholders' equity	$ 4,780,973
Deductions:	
Total non-allowable assets	529,423
Other deductions	204,393
Net capital before haircuts on securities positions	4,047,157
Haircuts on securities:	
State and municipal government obligations	108,060
Bankers' acceptances, certificates of deposit and commercial paper	49,000
Net capital	$ 3,890,097
Aggregate indebtedness:	
Items included in statement of financial conditions	
Customer payable	11,780
Income taxes payable	162,859
Accounts payable - trade	34,827
Other accrued expenses	450,715
Reserve requirements	(50,000)
Total aggregate indebtedness	$ 610,181
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	3,640,097
Excess net capital at 1,000 percent	3,829,079
Ratio of aggregate indebtedness to net capital	0.16:1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of April 30, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 3,852,108
Net audit adjustments to deferred tax asset and income tax payable	37,989
Net capital per above	$ 3,890,097
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 648,170
Net audit adjustments to income tax payable	(37,989)
Total aggregate indebtedness per above	$ 610,181

CRONIN & CO., INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2003

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 136,780
Total credits	$ 136,780
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 320
Less 1% reduction	3*
Total debits	$ 317
Reserve Computation	
Excess of total credits over total debits	$ 136,463
	x 105%**
Reserve requirement	$ 143,286
Required Deposit	$ 93,286
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of April 30, 2002):	
Excess as reported in Company's Part II (unaudited) FOCUS report	$ 136,460
Audit adjustment	3
Excess of total credits over total debits per above computation	$ 136,463

* As Company computes net capital under the standard method, debit balances in customers' cash and margin accounts are required to be reduced by 1%.

** As Company computes the reserve requirement monthly, the required reserve balance should not be less than 105% of the excess of total credits over total debits.

CRONIN & CO., INC.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2003

	Market Value	Number of Items
Customers' fully paid and excess margin securities not in the Company's possession or control as of April 30, 2003 (for which instructions to reduce to possession or control has been issued as of April 30, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3):	$ -	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of April 30, 2003 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	-

Silverman Olson Thorvilson & Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Perry P. Silverman CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Cronin & Co., Inc. (the "Company") for the year ended April 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Company's designated self-regulatory organization, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

May 23, 2003